UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

8 31061

DIVISION OF
CORPORATION FINANCE

04025014

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

Re: Citigroup Inc.
Incoming letter dated February 14, 2004

Dear Mr. Chevedden:

This is in response to your letter dated February 14, 2004 concerning the shareholder proposal submitted to Citigroup by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. On January 16, 2004, we issued our response expressing our informal view that Citigroup could exclude the proposal from its proxy materials for its upcoming annual meeting. On February 10, 2004, we issued an additional response expressing our informal view that we did not find a basis to reconsider our position.

We received your letter dated February 14, 2004 after we issued our responses. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Shelley J. Dropkin
Assistant General Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Company Policy in Potential Violation of Delaware Law
Citigroup Inc. (C)
Rebuttal to No Action Request
Ray T. Chevedden

Ladies and Gentlemen:

This is in further support of the December 27, 2003, January 16, 2004, January 31, 2004 and February 7, 2004 rebuttal letters.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Board of Directors increase shareholder voting rights beyond our Board's 2003 poison pill vote policy. This is to add the provision to our Board's 2003 policy that, if there is dilution or removal of this policy this change is requested to be submitted to a shareholder vote as a separate ballot-item at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

The company policy states:
"Resolved, that the Board of Directors may not adopt or extend a shareholder rights plan or 'poison pill' without the approval of the stockholders of the Company; and be it

"[Moot, amendments not required per the company] Further Resolved, that any amendments necessary to the By-Laws or the Restated Certificate of Incorporation of the Company that may be required to effectuate the intent of the foregoing resolution be, and hereby are, approved."

Based on the January 30, 2004 opinion of Richards, Layton & Finger, P.A. (RLF Opinion) the purported company substantially-implemented policy is a violation of Delaware law. Similar RLF Opinions have been submitted with a number of 2004 no action requests.

The RLF Opinion said the Delaware Supreme Court held that:

"One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."
"While the contested provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders – negotiating a possible sale of the corporation."

Thus according to the RFL Opinion the company policy could compel a future board to <u>not</u> have a poison pill.

On the other hand the shareholder proposal, in merely calling for a non-binding shareholder vote, would allow the board to have a pill under all circumstances.

Accordingly the company resolution may be unenforceable due to the issue raised in the RLF Opinion.

Thus an unenforceable company policy cannot make a shareholder proposal substantially implemented or moot.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Stanford Weill